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Exhibit (a)(1)(b)

FORM E-MAIL TO EMPLOYEES AFFECTED BY 409A

From:	Del Bristol
Date:	November 16, 2007
Subject:	Action Required: Urgent Information Regarding Your Family Dollar Stock Options

SUMMARY INFORMATION

        You are receiving this e-mail because we have determined that certain of your stock options may be affected by a recent change in the tax laws because they were or may have been initially granted at a discount from fair market value ("discount options"). We are offering you the opportunity to avoid the adverse tax consequences (including income tax at vesting, an additional 20% excise tax and interest charges) resulting from these recent tax law changes by amending certain stock options. We are also offering you certain cash payments in connection with such amendments.

        If you elect to participate in our offer, your eligible options would be amended to increase their original exercise price(s) to the fair market value of a share of our common stock on the deemed measurement date for financial reporting purposes (as listed on the Addendum included in this e-mail).

        If you elect to participate in our offer, you will also receive a cash payment with respect to each eligible option equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the eligible option multiplied by the number of shares subject to the amended option. Under the tax laws, we cannot make the cash payment until after January 1, 2008. Accordingly, at the expiration of our offer, we will provide you with a "Promise to Make Cash Payment" that will entitle you to the cash payment on or about the first payroll period of 2008.

        If you choose not to participate in our offer, we believe that you will remain subject to the unfavorable tax consequences as described above and in our Offer to Amend Certain Options.

        The details of our offer and how it may impact you are provided in the "KEY DOCUMENTS AND MATERIALS" that are listed below.

        Please read the "ACTION ITEMS" below to determine what steps you should take so that you may make an informed decision regarding our offer.

KEY DOCUMENTS AND MATERIALS

  (1)
  Offer to Amend Certain Options [hyperlink]

  (2)
  Election Form and Instructions [hyperlink]

  (3)
  Withdrawal Form and Instructions [hyperlink]

ADDITIONAL INFORMATION AVAILABLE

        For additional information, you may review the Schedule TO we filed with the SEC. [hyperlink]

ADDENDUM TO OFFER

        The following is a list of your outstanding options (as of November 16, 2007) which are eligible for amendment pursuant to the Offer to Amend Certain Options, dated November 16, 2007:

Original Grant Date	Deemed Measurement Date	Options Outstanding	Option Price (Original)	Revised Option Price	Cash Compensation

ACTION ITEMS

        After reviewing the attached materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form. The Election Form must be received by Lauren Merritt by no later than 11:59 p.m. on December 18, 2007 (North Carolina Time), unless extended. We will notify you if we extend the period of the Tender Offer. You may send your completed Election Form to Lauren Merritt by (i) fax at (704) 814-4133, (ii) by e-mail to lmerritt@familydollar.com, or (iii) by hand delivery to Lauren Merritt at Family Dollar Stores, Inc., 10401 Monroe Road, Matthews, North Carolina 28105.

        If you wish to participate in the Tender Offer and to have your options amended, your Election Form will also serve as your amended option agreement. You will not need to sign an additional agreement. When the Tender Offer is completed, we will countersign your Election Form and return a copy to you.

        If you do not wish to participate in the Tender Offer, indicate that on your Election Form and no further action will be taken with respect to your options.

QUESTIONS

        If you have any questions about the tax consequences affecting your options, you can contact Lauren Merritt via e-mail using the following e-mail address: lmerritt@familydollar.com.

        If you are considering participating in this offer, you should consult your own financial, legal and/or tax advisors concerning the federal income tax consequences of participating in the offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

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  Exhibit (a)(1)(b)